EXHIBIT 23.7

August 11, 2003

Board of Directors

SunLink Health Systems, Inc.

900 Circle 75 Parkway, Suite 1300

Atlanta, GA 30339

Ladies and Gentlemen:

We hereby consent to the inclusion of our opinion letter to the Board of Directors of SunLink Health Systems, Inc. (“SunLink”), dated August 4, 2003, as an exhibit to the Registration Statement on Form S-4 of SunLink relating to the matters described therein and reference thereto in the related proxy statement/prospectus under the captions “Legal Matters.” In giving this consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ SMITH, GAMBRELL & RUSSELL, LLP.